BRADLEY PHARMACEUTICALS, INC.
           CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              (UNAUDITED)


NOTE A - Summary of Accounting Policies
         ------------------------------

     The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America and rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements.

     In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the Company's financial position as of March 31, 2002 and the results of operations for the three month period ended March 31, 2002 and 2001 and cash flows for the three months ended March 31, 2002 and 2001.

     The accounting policies followed by the Company are set forth in Note A of the Company's consolidated financial statements as contained in the Form 10-KSB for the year ended December 31, 2001 filed with the Securities and Exchange Commission. These financial statements should be read in conjunction with the Form 10-KSB for the year ended December 31, 2001.

     The results reported for the three months ended March 31, 2002 are not necessarily indicative of the results of operations, which may be expected for a full year.


NOTE B - Net Income Per Common Share
         ---------------------------

     Basic net income per common share is determined by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing the net income by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants. A reconciliation of the weighted average basic common shares outstanding to weighted average diluted common shares outstanding follows:





                                 Three Months Ended   Three Months Ended
                                   March 31, 2002       March 31, 2001
                                   --------------       --------------

Basic Shares                         10,430,000            7,970,000
Dilution: Stock Options and
  Warrants                            1,140,000              630,000
                                     ----------           ----------
Diluted Shares                       11,570,000            8,600,000
                                     ==========           ==========


Net Income                          $ 1,723,844          $   304,615


Basic income per share                    $0.17                $0.04
Diluted income per share                  $0.15                $0.04


     In addition to stock options and warrants included in the above computation, options and warrants to purchase 8,500 and 296,000 shares of common stock at prices ranging from $19.11 to $20.18 and $1.99 to $4.03 per share were outstanding for the three months ending March 31, 2002 and 2001, respectively. These were not included in the computation of diluted income per share because their exercise price was greater than the average market price of the Company's common stock and, therefore, the effect would be anti-dilutive.


Note C - Comprehensive Income
         --------------------

     Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130), requires that items defined as other comprehensive income, such as unrealized losses on available-for-sale securities, be separately classified in the financial statements and that the accumulated balance of other conprehensive income be reported separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The components of comprehensive income for the three months ended March 31, 2002 and March 31, 2001 are as follows:


                                                  Three Months Ended
                                             March 31,          March 31,
                                               2002               2001
                                               ----               ----

Comprehensive income:

Net income                                 $1,723,844           $304,615

Other comprehensive income/(loss)
  Net unrealized losses on available
  for sale securities                        (146,753)              -0-
                                           ----------           --------

Comprehensive income                       $1,577,091           $304,615
                                           ==========           ========


Note D - Business Segment Information
         ----------------------------

     The Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands).

     The accounting policies used to develop segment information correspond to those described in the 2001 10-KSB's summary of significant accounting policies. The reportable segments are distinct business units operating in different market segments with no intersegment sales. The following information about the two segments are for the three months ended March 31, 2002 and 2001.


                                                  2002           2001
                                                  ----           ----

     Net sales:
     Kenwood Therapeutics                      $3,038,495     $2,575,184
     Doak Dermatologics, Inc.                   6,254,831      2,707,925
                                                ---------      ---------
                                               $9,293,326     $5,283,109
                                                =========      =========
     Depreciation and
     amortization:
     Kenwood Therapeutics                        $210,202       $181,759
     Doak Dermatologics, Inc.                      64,020         62,455
                                                   ------         ------
                                                 $274,222       $244,214
                                                  =======        =======
     Income (loss) before
     income tax (benefit):
     Kenwood Therapeutics                        $899,246       ($96,567)
     Doak Dermatologics, Inc.                   1,926,598        573,182
                                                ---------        -------
                                               $2,825,844       $476,615
                                                =========        =======
     Income tax expense
     (benefit):
     Kenwood Therapeutics                        $351,000       ($34,000)
     Doak Dermatologics, Inc.                     751,000        206,000
                                                  -------        -------
                                               $1,102,000       $172,000
                                                =========        =======
     Net income (loss):
     Kenwood Therapeutics                        $548,246       ($62,567)
     Doak Dermatologics, Inc.                   1,175,598        367,182
                                                ---------        -------
                                               $1,723,844       $304,615
                                                =========        =======
     Segment assets:
     Kenwood Therapeutics                     $34,019,765    $15,260,013
     Doak Dermatologics, Inc.                   3,122,328      2,390,615
                                                ---------      ---------
                                              $37,142,093    $17,650,628
                                               ==========     ==========
     Geographic information (revenues):
     Kenwood Therapeutics
        United States                          $2,981,612     $2,507,794
        Other countries                            56,883         67,390
                                                   ------         ------
                                               $3,038,495     $2,575,184
                                                =========      =========
     Doak Dermatologics, Inc.
        United States                          $6,016,372     $2,358,205
        Other countries                           238,459        349,720
                                                  -------        -------
                                               $6,254,831     $2,707,925
                                                =========      =========
     Net sales by category:
          Dermatology                          $6,254,831     $2,707,925
          Respiratory                           1,527,589        842,791
          Nutritional                             945,392      1,111,378
          Internal Medicine                       487,232        569,783
          Personal Hygiene                         78,282         51,232
                                                   ------         ------
                                               $9,293,326     $5,283,109
                                                =========      =========


     The basis of accounting that is used by the Company to allocate expenses that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between quarters and years depending on the segments proportionate share of net sales.


Note E - Short-term Investments
         ----------------------

     The following is a summary of available-for-sale securities:


                                                  Gross
                                                Unrealized     Gross Fair
                                  Cost            Loss           Value
                                  ----            ----           -----


Short-term municipals        $  1,009,329     $     2,793   $   1,006,536
Bond funds                        838,501          62,705         775,796
Corporate bonds                 1,871,473          30,702       1,840,771
Treasury notes                  1,390,822          (9,756)      1,400,578
Equities                          478,012          99,602         378,410
                              -----------      ----------    ------------
Total available-for-sale
  securities                 $  5,588,137     $   186,046   $   5,402,091
                              ===========      ==========    ============


     During the three months ended March 31, 2002, the Company realized a loss of $38,240 on sales of available-for-sale securities. The net adjustment to unrealized losses during the First Quarter 2002 on available-for-sale securities included in stockholders' equity totaled $146,753. The Company views its available-for-sale securities as available for current operations.

     The Company's held-to-maturity investments represent deposits with financial institutions that have an original maturity of more than three months and a remaining maturity of less than 1 year, when purchased. Securities classified as held-to-maturity, which consist of securities that management has the ability and intent to hold to maturity, are carried at cost.

     The composition of the Company's held-to-maturity investments at March 31, 2002 is as follows:


Treasury bills, 1.62% to 1.89%, maturing from
     July 18, 2002 to August 29, 2002.                     $  1,990,356
Certificate of deposit, 2.96%,
     maturity date December 13, 2002                          1,058,558
Certificate of deposit
     estimated amount collectable from FDIC                     200,000
Certificate of deposit, 5.32%,
     maturity date May 30, 2002                                 208,874
Certificate of deposit, 4.01%
     maturity date October 1, 2002                              500,000
Certificate of deposit, 3.64%
     maturity date December 13, 2002                            500,948
                                                           ------------
Total held-to-maturity investments                        $   4,458,736
                                                           ============


Note F - Accounts Receivable
         -------------------

     The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors. Historically, the Company has not experienced significant credit losses on its accounts. The Company's four largest customers accounted for an aggregate of approximately 93% of accounts receivable at March 31, 2002. On March 31, 2002, Cardinal Health, Inc., Quality King, Inc., McKesson HBOC, Inc., and AmerisourceBergen Corporation, owed 37%, 21%, 18% and 17% of accounts receivable to the Company, respectively.

     As of March 31, 2002, the Company had deferred revenue of $175,236 representing the proportionate sales value of undelivered promotional goods.

     In addition, the Company's four largest customers for the three months ended March 31, 2002 accounted for 86% of gross sales. The following table presents a summary of sales to significant customers, who are wholesalers, as a percentage of the Company's total gross sales:


               Customer
               --------

     Cardinal Health, Inc.                    34%
     AmerisourceBergen Corporation            20%
     McKesson HBOC, Inc.                      17%
     Quality King, Inc.                       15%
                                              ---
          Total                               86%


     Supplemental information on the accounts receivable balance at March 31, 2002 is as follows:

     Accounts receivable
        Trade                                        $7,702,412
        Other                                             5,161

     Less allowances:
        Chargebacks                                   2,365,676
        Doubtful accounts                               239,071
                                                      ---------

Accounts receivable, net of allowances               $5,102,826
                                                      =========


Note G - Accrued Expenses
         ----------------

     Supplemental information on the accrued expenses balance at March 31, 2002 is as follows:


     Employee compensation        $    526,937
     Rebate payable                    230,325
     Rebate liability                  832,603
     Deferred revenue                  175,236
     Other                             279,359
                                   -----------
     Accrued expenses             $  2,044,460
                                   ===========


Note H - Chargebacks and Rebates
         -----------------------

     Chargebacks and rebates are based on the difference between the prices at which the Company sells its products to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged back to the Company, or rebated to the end user, at the time of sale to the wholesaler. Management has recorded a reserve for chargebacks, including returns, of $2,365,676 as of March 31, 2002, based upon factors including current contract prices, historical chargeback rates and actual chargebacks claimed. The Company recorded a rebate liability of $832,603 and a rebate payable of $230,325 for the period ended March 31, 2002. The amount of actual chargebacks and rebates claimed could differ (either higher or lower) in the near term from the amounts accrued by the Company.


Note I - Income Taxes
         ------------

     Income taxes have been provided for using the liability method in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". The provision for income taxes reflects management's estimate of the effective tax rate expected to be applicable for the full fiscal year.


Note J - Incentive and Non-Qualified Stock Option Plan
         ---------------------------------------------

     During the First Quarter 2002, the Company granted various consultants options to purchase 10,100 shares of common stock at prices ranging from $13.88 to $14.39, which are exercisable immediately, nonforfeitable, and will expire 3 years from its initial exercise date. During the First Quarter 2002, the Company expensed $63,730 for these services.

     During the First Quarter 2002, the Company has issued an additional 327,500 options at exercise prices ranging from $13.13 to $20.18 to employees and directors, 6,673 options have been terminated, and 58,450 options have been exercised generating proceeds of $117,037.

     All options issued during the First Quarter 2002 were at or above the fair market value on the date of grant.

Note K - Recent Accounting Pronouncements
         --------------------------------

     As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which eliminated the amortization of purchased goodwill. Upon adoption of SFAS No. 142, the Company performed an impairment test of its goodwill (amounting to $289,327 at January 1, 2002) and determined that no impairment of the recorded goodwill existed. Under SFAS No. 142, goodwill will be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired.

Intangible assets as of March 31, 2002 are summarized as follows:

                                                             Accumulated
                                             Cost            Amortization
                                             ----            ------------
  Trademarks.......................      $18,263,600          $11,662,786
  Patents..........................        1,327,454            1,256,740
  Licenses.........................          124,886              112,320
  Goodwill.........................        1,148,927              859,599
  Covenants not to compete.........          162,140              162,140
                                             -------              -------

                                         $21,027,007          $14,053,585
                                         ===========          ===========


     The following proforma table presents a reconciliation of net income and earnings per share amounts, as reported in the financial statements, to those amounts adjusted for goodwill and intangible asset amortization determined in accordance with SFAS No. 142.


                                            For the three month period
                                                 ended March 31,
                                                 ---------------

                                              2002                2001
                                              ----                ----

Reported net income                      $  1,723,844        $    304,615
Addback: goodwill amortization                 -0-                 29,733
                                            ---------           ---------

Adjusted net income                      $  1,723,844        $    334,248
                                            =========           =========

Basic earnings per common share:
Reported net income                      $       0.17        $       0.04
Goodwill amortization                            0.00                0.00
                                            ---------           ---------

Adjusted net income                      $       0.17        $       0.04
                                            =========           =========

Diluted earnings per common share:
Reported net income                      $       0.15        $       0.04
Goodwill amortization                            0.00                0.00
                                            ---------           ---------

Adjusted net income                      $       0.15        $       0.04
                                            =========           =========


     As of January 1, 2002 the Company has adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets which supercedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. The adoption of SFAS No. 144 had no effect on the Company.



                      BRADLEY PHARMACEUTICALS, INC.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
                   ------------------------------------

     The following discussions should be read in conjunction with the financial statements and notes thereto included elsewhere this Form 10-QSB and the Form 10-KSB for the year ended December 31, 2001. Historical results and percentage relationships set forth in the statement of operations, including trends that might appear, are not necessarily indicative of future operations.


FORWARD-LOOKING STATEMENTS
--------------------------

     This document may contain forward-looking statements, which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to regulatory action, capital requirements and competing products. Any changes in such assumptions or external factors could produce significantly different results.


OVERVIEW
--------

     We market over-the-counter and prescription pharmaceutical and health related products. Our product lines currently include dermatological brands, marketed by our wholly owned subsidiary, Doak Dermatologics, Inc., and nutritional, respiratory, and internal medicine brands, marketed by our Kenwood Therapeutics division. We are currently actively promoting products in the dermatology and gastroenterology and, to a lesser extent, nutritional market. All of our product lines are manufactured and supplied by independent contractors who operate under our quality control standards. Our products are marketed primarily to wholesalers. The wholesalers, in turn, distribute the products to retail outlets and healthcare institutions throughout the United States. We also sell to distributors in selected international markets.

     Our growth strategy is to make acquisitions, including through co-marketing and licensing agreements, of products from major pharmaceutical organizations that we believe require intensified marketing and promotional
attention.    We have acquired, and intend to acquire, rights to manufacture and market pharmaceutical and health related products which are effective and for which a demonstrated market exists, but which are not actively promoted and where the surrounding competitive environment does not necessarily include major pharmaceutical companies. In addition to acquisitions, our growth strategy is to introduce new products through modest research and development of existing chemical entities.


RESULTS OF OPERATIONS
---------------------

     NET SALES (net of all adjustments to sales) for the three months ended March 31, 2002 was $9,293,000, representing an increase of $4,010,000 from the three months ended March 31, 2001. The increase for the three months ended March 31, 2002 was primarily due to gains resulting from Kenwood Therapeutics' respiratory products of $685,000 and Doak Dermatologics' new product sales from LIDAMANTLE(R) HC of $559,000, launched in the Second Quarter 2001, CARMOL(R) 40 Lotion of $518,000, launched in the Fourth Quarter 2001, and CARMOL(R) 40 Gel of $1,967,000, launched in the First Quarter 2002.

     COST OF SALES for three months ended March 31, 2002 was $1,111,000, representing an increase of $123,000 from the three months ended March 31, 2001. The gross profit percentage for the three months ended March 31, 2002 was 88%, as compared to 81% during the three months ended March 31, 2001. The increase in the gross profit percentage reflected a change in our sales mix with greater sales of prescription products that historically carry a higher gross profit percentage.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES for the three months ended March 31, 2002 was $5,160,000, representing an increase of $1,625,000 as compared to the three months ended March 31, 2001. The increase in selling, general and administrative expenses reflect increased investment in our sales and marketing areas, with resulting increases in promotional and advertising expenses in order to implement our strategy of niche marketing Doak Dermatologics' products, GLUTOFAC(R)-ZX and PAMINE(R).

     DEPRECIATION AND AMORTIZATION EXPENSES for the three months ended
March 31, 2002 were $274,000, representing an increase of approximately $30,000 from the three months ending March 31, 2001.

     INTEREST INCOME- NET for the three months ended March 31, 2002 was $77,000, representing an increase of $117,000 as compared to interest expense for the three months ended March 31, 2001. The improvement was principally due to a decrease in borrowings from the revolving asset-based credit facility and an increase in interest income from short-term investments due to investing excess cash.

     INCOME TAX EXPENSE for the three months ended March 31, 2002 was $1,102,000, an increase of $930,000 from the same period the prior year. The effective tax rate used to calculate the income tax expense for the three months ended March 31, 2002 was approximately 39%. On December 31, 2001, we determined that a valuation allowance on deferred tax assets is not necessary, since our projections of future taxable income makes it more likely than not that such deferred assets will be realized. A 50% valuation allowance had been recorded at March 31, 2001.

     NET INCOME for the three months ended March 31, 2002 was $1,724,000, an increase of $1,419,000 from the same period the prior year. The improvement was principally due to an increase in net sales, an increase in gross profit margin, and interest income, partially offset by an increase in selling, general and administrative expenses.

     Net income for Kenwood Therapeutics for the three months ended March
31, 2002 was $548,000, as compared to, a net loss of $63,000 for the same period the prior year. The gain was principally due to an increase in net sales of $463,000 and a decrease in selling, general and administrative expenses of $532,000. The respiratory products primarily contributed to the increase in net sales.

     Net income for Doak Dermatologics for the three months ended March 31, 2002 was $1,176,000, representing an increase of $808,000 from the same period in the prior year. The increase was principally due to an increase in net sales of $3,547,000 and increase in gross profit percentage. The new product sales of LIDAMANTLE(R) HC, CARMOL(R) 40 Lotion, and CARMOL(R) 40 Gel primarily contributed to the increase in net sales and the gross profit percentage.


RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------

     As of January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which eliminated the amortization of purchased goodwill, which resulted in an increase in pretax income of approximately $30,000 in the First Quarter 2002. Upon adoption of SFAS No. 142, we performed an impairment test of our goodwill (amounting to $289,327 at January 1, 2002) and determined that no impairment of the recorded goodwill existed. Thr fair value of the goodwill was calculated on the basis of discounted estimated future cash flows and compared to the related book value. Under SFAS No. 142, goodwill will be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired.

     As of January 1, 2002 we also adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets which supercedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. The adoption of SFAS No. 144 had no effect on our financial statements.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     The Company's liquidity requirements arise from debt service, working capital requirements and funding of acquisitions. The Company has historically met these cash requirements through cash from operations, proceeds from the line of credit, borrowings for product acquisitions and the issuance of common stock.

     Our cash and cash equivalents and short-term investments were $7,439,000 and $9,861,000 at March 31, 2002 respectively. Cash provided by operating activities for the three months ended March 31, 2002 was $136,000. The sources of cash primarily resulted from net income of $1,724,000 plus non-cash charges for depreciation and amortization of $274,000; deferred income taxes of $94,000; tax benefit for exercise of non-qualified stock options of $168,000; noncash compensation for consulting services of $64,000; an increase in accounts payable of $441,000; and an increase in income tax payable of $398,000. The sources of cash were partially offset by an increase in accounts receivable of $1,845,000, primarily due to new product sales of CARMOL(R) 40 Gel in March 2002; an increase in inventory and prepaid samples and materials of $345,000; an increase in prepaid expenses and other of $235,000; and a decrease in accrued expenses of $601,000, primarily due to payments of accrued employee compensation. Cash provided by operating activities for the three months ended March 31, 2001 was $1,069,000. This source of net cash was primarily the result of net income, non-cash charges of depreciation and amortization and compensation for consulting services, a decrease in accounts receivable partially offset by a decrease in accounts payable, and a decrease in accrued expenses.

     Cash used in investing activities for the three months ended March 31, 2002 and 2001 was $3,064,000 and $2,103,000 respectively, which was primarily for the purchase of short-term investments.

     Cash provided by financing activities for the three months ended March 31, 2002 was $30,000. The financing activities for the three months ended March 31, 2002 consisted primarily of a payment of long-term debt of $40,000; proceeds from exercise of stock options and warrants of $117,000;
payment of registration costs of $87,000; purchases of treasury stock of $7,000; and distributions of treasury stock of $47,000 due to funding the 401(k) Plan contributions. Cash provided by financing activities for the three months ended March 31, 2001 was $720,000. The financing activities for the three months ended March 31, 2001 consisted primarily of a payment of long-term debt of $77,000; net proceeds of the revolving credit line of $703,000; proceeds from exercise of stock options and warrants of $63,000; purchases of treasury stock of $9,000; and distributions of treasury stock of $40,000 due to funding the 401(k) Plan contributions.

     We have a loan agreement with LaSalle Business Credit, Inc. that is comprised of a $3.5 million revolving asset-based credit facility and a $1.5 million acquisition note for future product acquisitions. On April 5, 2002, LaSalle Business Credit, Inc. amended the Loan Agreement to extend the expiration date from April 6, 2002 to August 6, 2002.

     We had no borrowings issued under the revolving asset-based line of credit and the acquisition note at March 31, 2002, with a remaining availability pursuant to a borrowing base of $3,500,000 from the revolving line of credit and $411,000 from the acquisition note. Our obligations under the loans are collateralized by a lien on substantially all of our assets.

     We believe that our cash and cash equivalents and cash generated from operations and the private placement will be adequate to fund our current working capital requirements for at least the next 12 months. However, in the event that we make or anticipate significant acquisitions in the future, we may be required to raise additional funds through additional borrowings or the issuance of debt or equity securities.


CRITICAL ACCOUNTING POLICIES
----------------------------

     In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Our estimate for chargebacks, rebates, and returns, the determination of useful lives of intangibles, and realization of deferred tax assets represent particularly sensitive estimates.

     Revenues from product sales are recognized upon shipment to customers and are shown net of sales adjustments for discounts, rebates to customers, returns and chargebacks, which are provided in the same period that the related sales are recorded.

     Chargebacks and rebates are based on the difference between the prices at which we sell our products to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. We record an estimate of the amount either to be charged back to us, or rebated to the end user, at the time of sale to the wholesaler. We have recorded a reserve for chargebacks, including estimated returns, of $2,366,000 at March 31, 2002 based upon factors including current contract prices, historical chargeback rates and actual chargebacks claimed. We recorded a rebate liability of $833,000 an a rebate payable of $230,000 as of March 31, 2002. The amount of actual chargebacks and rebates claimed could differ (either higher or lower) in the near term from the amounts we accrued.

     We follow Statement of Financial Accounting Standards No. 144,
"Accounting for the Impairment or Disposal of Long-lived Assets." Accordingly, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, we assess the recoverability of the asset. We compare estimated cash flows, on a discounted basis, expected to be generated from the related assets to the carrying amounts to determine whether an impairment has occurred. If the estimate of cash flows expected to be generated changes in the future, we may be required to record impairment charges that were not previously recorded for these assets.

     Deferred income taxes are provided for the future tax consequences attributable to the differences between the financial statement carrying amounts of assets and liabilities and their respective tax base. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion of the deferred tax assets will not be realized. During the Fourth Quarter 2001 and as of March 31, 2002, we determined that no deferred tax asset valuation allowance is necessary. We believe that our projections of future taxable income makes it more likely than not that such deferred tax assets will be realized. On March 31, 2001, we determined that a 50% valuation allowance on our deferred tax assets was needed. If the projection of future taxable income changes in the future, we may be required to reduce deferred tax assets by a valuation allowance.


Item 1. Legal Proceedings
-------------------------

     We are involved in legal proceedings of various types in the ordinary course of business. While any such litigation to which we are a party contains an element of uncertainty, we presently believe that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.


Item 5. Other Information
-------------------------

     None


Item 6. Exhibits and Reports on Form 8-K
----------------------------------------

     (a) Exhibits
         None

     (b) Reports on Form 8-K
         None





                                 SIGNATURES
                                 ----------


In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       BRADLEY PHARMACEUTICALS, INC.
                       -----------------------------
                              (REGISTRANT)



Date: May 14, 2002                  /s/ Daniel Glassman
                                    -------------------
                                      Daniel Glassman
                                      Chairman of the Board, President and
                                      Chief Executive Officer
                                      (Principal Executive Officer)


Date: May 14, 2002                 /s/ R. Brent Lenczycki, CPA
                                   ---------------------------
                                      R. Brent Lenczycki, CPA
                                      Vice President and
                                      Chief Financial Officer
                                      (Principal Financial and
                                      Accounting Officer)